UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT
TO SECTION 15(d) OF THE
SECURITIES EXCHANGE
ACT OF 1934
(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2015,
or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _____ to _____
Commission file number 0-16125

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
FASTENAL COMPANY & SUBSIDIARIES 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
FASTENAL COMPANY
2001 Theurer Boulevard
Winona, Minnesota 55987

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015	11
Signatures
Exhibit
23 Consent of Independent Registered Public Accounting Firm

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Financial Statements and Supplemental Schedule
December 31, 2015 and 2014
(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan:
We have audited the accompanying statements of net assets available for benefits of the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP
Minneapolis, Minnesota
June 22, 2016

FASTENAL COMPANY & SUBSIDIARIES 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets:
Investments at fair value:
Mutual funds	$155,751,639	143,054,816
Fastenal Company common stock	94,737,851	110,965,015
Stable value collective trust fund	6,457,421	5,870,634
Total investments at fair value	256,946,911	259,890,465
Employer contribution receivable	12,658,469	10,632,444
Total assets	269,605,380	270,522,909
Liabilities:
Excess contributions payable	617,685	589,596
Net assets available for benefits	$268,987,695	269,933,313
See accompanying Notes to Financial Statements.

FASTENAL COMPANY & SUBSIDIARIES 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

Additions:
Investment income (loss):
Dividends	$8,803,928
Net depreciation in fair value of investments	(22,542,675)
Net investment loss	(13,738,747)
Contributions:
Participant	19,809,105
Rollover	220,779
Employer	12,658,469
Total contributions	32,688,353
Total additions	18,949,606
Deductions:
Benefits paid to participants	(19,665,011)
Administrative expenses	(230,213)
Total deductions	(19,895,224)
Net decrease	(945,618)
Net assets available for benefits:
Beginning of year	269,933,313
End of year	$268,987,695
See accompanying Notes to Financial Statements.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

(1)	Description of the Plan
The following description of the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering all full-time and part-time U.S. employees of Fastenal Company & Subsidiaries (the Company). Employees are eligible to participate in the Plan beginning on the first of the month on or after completing 60 days of service and attaining the age of 18. Merrill Lynch, a division of Bank of America, N.A., serves as the trustee and recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Effective January 1, 2011, the Plan was amended and restated as the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan. Fastenal Company common stock is available through the portion of the Plan that is classified as an Employee Stock Ownership Plan (ESOP). The Plan is intended, in part, as a voluntary stock ownership vehicle for those participants who wish to use the Plan for that purpose. Being an ESOP allows the Plan to offer participants a voluntary dividend pass-through option to have dividends paid in cash. Any dividends paid by Fastenal Company on stock held by the Plan are deductible to Fastenal Company for federal income tax purposes.

Contributions
Participants’ contributions are recorded in the period that the participants’ payroll deductions are made. Participants may contribute an amount not less than 1% or more than 100% of their eligible compensation. Employee contributions are 100% vested at all times. The Plan's discretionary employer matching contributions are also 100% vested when made. During the year ended December 31, 2015, the Company made a discretionary contribution of $12,658,469 to the Plan. This amount was accrued and paid to the Plan subsequent to December 31, 2015.
The Company does not limit participant contributions other than as required by certain Internal Revenue Code (IRC) limitations.
Highly compensated employees may be limited to lower contribution percentages in order for the Plan to satisfy the nondiscrimination tests of the IRC. Changes in contributions are allowed based on the provisions of the Plan.
The Plan allows for rollover contributions to be made to the Plan by eligible participants. These rollover contributions are eligible distributions from other tax-qualified plans or individual retirement accounts that participants elect to have invested in the Plan either by a direct rollover to the Plan or by a distribution followed by a contribution within 60 days of receipt.

Participant Allocation of Income and Loss
Each participant’s account is credited with the participant’s contributions, employer contributions, and allocations of Plan earnings as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may elect to have their contributions invested in the funds listed in the Plan’s provisions as they choose.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

Payment of Benefits
On termination of employment with the Company (including termination of service due to death or retirement), a participant may generally elect to receive distribution equal to the value of the participant's account balance either by one lump-sum payment or under installments.

Participants are also eligible to make in-service withdrawals from their account balance upon occurrence of certain events. In-service withdrawals are permitted if a participant is still employed and has reached age 59 1/2, has been called to active military service for more than thirty days, or has completed a rollover of funds into the Plan. Participants are also eligible to make hardship withdrawals in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months. In-service withdrawals are not eligible for installment payments.

Forfeitures
Forfeitures are transferred to a forfeiture account, which is maintained for the Plan as a whole and is not attributable to any given participant. The balance of the forfeiture account may be used to correct errors in the accounts of other participants, pay Plan administrative expenses or reduce matching contributions to the Plan, as directed by the Company. Total forfeitures used in 2015 were $29.

Plan Termination
The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time.

Administrative Expenses
Investment manager fees are paid from the investment funds. Recordkeeping, trustee/custodial services, and other administrative costs are paid quarterly using any applicable investment-related revenue, and the balance is paid by participants quarterly on a per capita basis. The Company pays for investment advisory services, audit fees, and adhoc administrative services.

Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised.
The Company will vote shares for which no directions have been timely received in proportion to the vote cast by participants who have responded timely.

Investment Options
Participants direct elective contributions, including employer matching contributions into a variety of fund options and Company common stock. Changes to contribution allocations may be made by participants on a daily basis. Exchanges between investment options may also be made by participants on a daily basis; however, exchanges involving the Company's common stock are subject to the Company's Confidentiality and Securities Trading policy.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

(2)	Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting and in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is the sales price of an asset in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.
Purchases and sales of investments are reflected on a trade-date basis. Net depreciation in the fair value of investments includes gains and losses on investments bought and sold, as well as held, during the year. Dividend income is recorded on the ex-dividend date. Accrued investment income is reflected in the investment balance.

Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $62,926 and $111,818 at December 31, 2015 and 2014, respectively.

New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This standard eliminates the requirement to categorize investments measured using the net asset value (NAV) practical expedient in the fair value hierarchy table. This guidance is effective for fiscal years beginning after December 31, 2015, with early adoption permitted. In 2015, Plan management elected to retrospectively adopt this standard.
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I requires an employee benefit plan to use contract value as the only measurement amount for fully-benefit responsive investment contracts. Part II requires that investments that are measured using fair value (both participant directed and nonparticipant directed investments) be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics, and risks. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation or depreciation in investments in the aggregate. Additionally, if an investment is measured using the net asset value per share as a practical expedient and that investment is a fund that files a U.S. Department of Labor Form 5500, as a direct filing entity, disclosure of that investment's strategy is no longer required. Part III is not applicable to the Plan. This guidance is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. In 2015, Plan management elected to retrospectively early adopt Parts I and II of this standard.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

(3) Fair Value Measurements
Under Accounting Standards Codification (ASC) 820 Fair Value Measurements and Disclosures, various inputs are used in determining the fair value of the Plan’s investments. These inputs are summarized in a hierarchy that segregates fair value measurements into three levels (Levels 1, 2, and 3), determined by the nature of input as follows:

•
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value.

•
Level 2 – Other significant observable inputs, including quoted prices for similar securities in active markets, quoted prices for identical securities in markets that are not active, and other market-corroborated inputs.

•	Level 3 – Significant unobservable inputs, including the Plan’s own assumptions in determining the fair value of investments, based on the best information available in the circumstances.
The level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation levels are not necessarily an indication of the risk associated with investing in those securities.

The following is a description of the valuation methodologies used for assets held and carried at fair value:

•	Common stock – Valued daily based on quoted prices from national exchanges.

•
Mutual funds – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•
Stable value collective trust fund - Valued at the NAV of units of the bank collective trust. Stable value funds are composed primarily of fully benefit-responsive investment contracts and the NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investments for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date.

The following tables present the level within the fair value hierarchy at which the investments are measured on a recurring basis as of December 31, 2015 and 2014:

	Fair value at December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$155,751,639	—	—	155,751,639
Fastenal Company common stock	94,737,851	—	—	94,737,851
Total assets in the fair value hierarchy	$250,489,490	—	—	250,489,490

Investments measured at NAV				6,457,421
Total investments at fair value				$256,946,911

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

	Fair value at December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds	$143,054,816	—	—	143,054,816
Fastenal Company common stock	110,965,015	—	—	110,965,015
Total assets in the fair value hierarchy	$254,019,831	—	—	254,019,831

Investments measured at NAV				5,870,634
Total investments at fair value				$259,890,465

For the years ended December 31, 2015 and 2014, the Plan did not have any transfers between Levels 1, 2, and 3.

The following table summarizes investments in stable value collective trust funds for which fair value is measured using NAV per unit as a practical expedient:

	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
December 31, 2015
Stable value collective trust fund	$6,457,421	—	Daily	None

December 31, 2014
Stable value collective trust fund	$5,870,634	—	Daily	None

(4) Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 4, 2014, stating that the Plan is qualified under Section 401(a) of the IRC, and exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Subsequent to the issuance of this determination letter, the Plan was amended. The Plan Administrator believes the amended Plan remains qualified and tax-exempt and the Plan is operating in compliance with the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

(5) Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2015	2014
Net assets available for benefits per the financial statements	$268,987,695	269,933,313
Excess contributions payable	617,685	589,596
Participant contribution receivable	136	—
Net assets available for benefits per the Form 5500	$269,605,516	270,522,909

The following is a reconciliation of total additions and deductions per the financial statements for the year ended December 31, 2015 to the Form 5500:

Total additions per the financial statements	$18,949,606
Excess contributions payable	617,685
Participant contribution receivable	136
Total income per the Form 5500	$19,567,427

Total deductions per the financial statements	$(19,895,224)
2014 excess contributions payable	(589,596)
Total expenses per the Form 5500	$(20,484,820)

(6) Party-in-Interest Transactions
The Plan engages in transactions involving the acquisition and disposition of investments with fiduciaries of the Plan including, but not limited to, the trustee and administrator of the Plan and the Company. The fiduciaries are considered parties-in-interest; however, the transactions are not considered prohibited transactions under ERISA.
During the year ended December 31, 2015, the Plan made purchases of approximately $19,660,985 and sales of approximately $19,929,825 of Fastenal Company stock. During the year ended December 31, 2015, the Plan recorded dividend income of $2,518,874, net of pass-through dividends from Fastenal Company common stock.

(7)	Risk and Uncertainties
The Plan offers a number of investment options to participants that are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant accounts.
At December 31, 2015 and 2014, approximately 35% and 41%, respectively, of the Plan’s net assets were invested in the common stock of Fastenal Company. The underlying value of the Fastenal Company common stock is entirely dependent upon the performance of Fastenal Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of Fastenal Company common stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

(8) Subsequent Events

On April 28, 2016, a Plan amendment was approved, effective June 20, 2016, to apply a limitation that a participant may elect to invest no more than 25% of the value of each incoming Plan contribution into Fastenal Company common stock. Subsequent participant directed investment fund transfers into Fastenal Company common stock are not subject to this limit.

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2015

Issuer and Description		Face Amount or Number of Shares/Units	Current Value
	Invesco Stable Value Retirement Fund	6,457,421	$6,457,421
	American Funds Capital World Growth & Income Fund	418,054	18,122,651
	American Funds EuroPacific Growth Fund	162,940	7,384,455
	John Hancock Disciplined Value Mid Cap Fund	1,343,694	25,731,732
	Victory Munder Mid Cap Core Growth Fund	117,588	4,373,088
	Metropolitan West Total Return Bond Fund	823,938	8,750,217
	T. Rowe Price International Discovery Fund	20,554	1,108,897
	T. Rowe Price Small Cap Stock Fund	71,440	2,758,298
	Vanguard Institutional Index Fund	186,941	34,886,938
	Vanguard Prime Money Market Fund	606,109	606,109
	Vanguard Total Bond Market Index Fund	64,653	687,903
	Vanguard Target Retirement 2010 Fund	8,421	209,519
	Vanguard Target Retirement 2015 Fund	50,897	724,269
	Vanguard Target Retirement 2020 Fund	63,240	1,716,970
	Vanguard Target Retirement 2025 Fund	197,263	3,081,248
	Vanguard Target Retirement 2030 Fund	169,330	4,693,819
	Vanguard Target Retirement 2035 Fund	388,421	6,541,016
	Vanguard Target Retirement 2040 Fund	270,559	7,697,409
	Vanguard Target Retirement 2045 Fund	713,840	12,692,071
	Vanguard Target Retirement 2050 Fund	367,096	10,458,564
	Vanguard Target Retirement 2055 Fund	87,708	2,704,047
	Vanguard Target Retirement 2060 Fund	15,324	416,979
	Vanguard Target Retirement Income Fund	16,011	199,334
	Blackrock BIF Money Fund	45,571	45,571
*	Fastenal Company common stock	2,320,868	94,737,851
	Pending settlement fund		160,535
			$256,946,911

*	Denotes a party-in-interest.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:    June 22, 2016

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

By Fastenal Company, Plan Administrator

By	/s/ Sheryl A. Lisowski
Sheryl A. Lisowski, Interim Chief Financial Officer, Controller, and Chief Accounting Officer